UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 16, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LightInTheBox Holding Co., Ltd.

File No. 5-87825 - CF#34323

———————————————

Zall Development (HK) Holding Company Limited, et al. submitted an application under Rule 24b-2 requesting confidential treatment for information Zall Cross-border E-commerce Investment Company Limited, Zall Development (BVI) Holding Company Limited, Zall Group Ltd., Zall Development Investment Company Limited and Mr. Yan Zhi excluded from Exhibit 3 to an amendment to Schedule 13D filed on October 21, 2016.

Based on representations by Zall Development (HK) Holding Company Limited, et al. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 3   through December 27, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary